UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Arena Group Holdings, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

040044109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040044109	13G	Page 2 of 8

1.	Names of Reporting Persons: WARLOCK PARTNERS LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: PUERTO RICO

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,792,217
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,792,217

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,792,217
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)* 9.63%
12.	Type of Reporting Person OO

*	As more fully described in Item 4, these shares of Common Stock includes 303,600 shares of common stock issuable upon conversion of preferred stock, which are currently subject to a 4.99% beneficial ownership blocker however the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) do not give effect to such blocker.

CUSIP No. 040044109	13G	Page 3 of 8

1.	Names of Reporting Persons: THE ROUNDTABLE LLC, SERIES 1111
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: PUERTO RICO

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,792,217
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,792,217

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,792,217
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)* 9.63%
12.	Type of Reporting Person OO

*	As more fully described in Item 4, these shares of Common Stock includes 303,600 shares of common stock issuable upon conversion of preferred stock, which are currently subject to a 4.99% beneficial ownership blocker however the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) do not give effect to such blocker.

CUSIP No. 040044109	13G	Page 4 of 8

1.	Names of Reporting Persons: BROCK PIERCE
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,792,217
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,792,217

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,792,217
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)* 9.63%
12.	Type of Reporting Person IN

*	As more fully described in Item 4, these shares of Common Stock includes 303,600 shares of common stock issuable upon conversion of preferred stock, which are currently subject to a 4.99% beneficial ownership blocker however the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) do not give effect to such blocker.

CUSIP No. 040044109	13G	Page 5 of 8

Item 1(a). Name of Issuer:

The Arena Group Holdings, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 200 Vesey Street, 24th Floor, New York, New York 10281.

Item 2(a). Names of Persons Filing:

This statement is filed by:

(i)	Warlock Partners, LLC., a Puerto Rico limited liability company (“Warlock”) with respect to the shares of Common Stock beneficially owned by it;

(ii)	The Roundtable LLC, Series 1111, a Puerto Rico limited liability company (“Roundtable”), as manager of Warlock, with respect to the shares of Common Stock beneficially owned by Warlock; and

(iii)	Brock Pierce (“Mr. Pierce”), as manager of Roundtable, with respect to the shares of Common Stock beneficially owned by Warlock.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 151 San Francisco Street, Suite 200, San Juan, Puerto Rico 00901.

Item 2(c). Citizenship:

Warlock is a limited liability company organized under the laws of Puerto Rico. Roundtable is a limited liability company organized under the laws of Puerto Rico. Mr. Pierce is a citizen of the United States.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e). CUSIP Number:

040044109

CUSIP No. 040044109	13G	Page 6 of 8

Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

ITEM 4. OWNERSHIP.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages used in this Schedule 13G are calculated based upon 18,303,193 shares of Common Stock outstanding as of December 31, 2022, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission on March 31, 2023.  The percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person are based on the Company’s total number of outstanding shares of Common Stock and assume the conversion of preferred stock held by Warlock  (the “Preferred Stock”) into an aggregate of 303,600 shares of Common Stock, without taking into account the Blocker (as defined below) in the Preferred Stock.

Pursuant to the terms of the Preferred Stock, the Reporting Persons cannot convert such Preferred Stock if the Reporting Persons would beneficially own, after such conversion, more than 4.99% of the outstanding shares of Common Stock (the “Blocker”).  The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person do not give effect to the Blocker. The Reporting Persons intend to increase the Blocker in the Preferred Stock to 9.99% upon 61 days prior written notice to the Issuer in the near future. Consequently, at this time, the Reporting Persons are not able to convert the Preferred Stock due to the Blocker.

CUSIP No. 040044109	13G	Page 7 of 8

Roundtable serves as the manager of Warlock, in whose name the Securities are held. Mr. Pierce serves as the manager of Roundtable. As such, Roundtable may be deemed to be the beneficial owner of all shares of Common Stock, including any shares issuable upon conversion of the Preferred Stock, subject to the Blocker, if any, held by Warlock. Mr. Pierce serves as the manager of Roundtable, which is the manager of Warlock.  Roundtable and Mr. Pierce disclaim beneficial ownership of these securities except to the extent of their pecuniary interest therein.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10. CERTIFICATION.

Not Applicable.

CUSIP No. 040044109	13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2023

WARLOCK PARTNERS, LLC

By:	The Roundtable LLC, Series 1111, its manager

By:	/s/ Brock Pierce
Name:	Brock Pierce
Title:	Manager

THE ROUNDTABLE LLC, SERIES 1111

By:	/s/ Brock Pierce
Name:	Brock Pierce
Title:	Manager

By:	/s/ Brock Pierce
Brock Pierce